UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Corporate Update, TELUS Warrants, Interim Financials

VANCOUVER, BC, CANADA: February 27, 2003 - PhotoChannel Networks Inc. (TSX-Ven: PNI)
("PhotoChannel"), a global digital imaging network company, reports the following;

Corporate Update

"The recent signings of significant retailers like Blacks and Giant Eagle showcases how the PhotoChannel Network is becoming the online imaging product of choice for photo retailers in both Canada and the United States," stated Peter Scarth, PhotoChannel CEO. "Management and the entire PhotoChannel team are extremely committed to building the necessary solutions for the photo retailer. With the recent launch of some of our new products and services, we believe the PhotoChannel solution for photo retailers has more revenue generating features than any other in the marketplace and will become the standard for the digital photography industry."

New Products and Services - Over the last few months PhotoChannel has launched many new products targeted at increasing revenue opportunities for photofinishing retailers including the PhotoChannel Print Order Wizard, PhotoChannel Mobility, PhotoChannel Prepaid card solutions, integration of the Sony PictureStation, PhotoChannel CD Viewer, PhotoChannel Calendar builder and the PhotoChannel version of the Microsoft Windows XP Order Print Wizard. More information on each of these products and services can be found on the new corporate web site located at www.photochannel.com.

PhotoChannel Issues Warrants to TELUS

The Company has issued warrants to purchase 2,100,000 common shares to TELUS Corporation pursuant to the consulting agreement with TELUS previously announced on August 19, 2001 (the "Consulting Agreement"), whereby TELUS earns warrants based upon services it provides to PhotoChannel and for business it generates for PhotoChannel. The warrants are exercisable to acquire shares for a period of two years at a price of $0.10 per share. The warrants and underlying shares are subject to a 4-month hold period.

PhotoChannel will issue the warrants under the Consulting Agreement on a quarterly basis, as the warrants are earned under the Consulting Agreement. The exercise price of the warrants is set at the prevailing market price at the time of issue, subject to a minimum price of $0.10. The maximum number of warrants to be issued under the Consulting Agreement is 7,600,000.

First Quarter Financials

The Company has filed its financial statements for the first quarter ended December 31, 2002 on SEDAR at www.sedar.com. The following summary of the financial highlights for the quarter should be read in conjunction with the full text of the financial statements and accompanying quarterly report.

- Page 2 -
	Three Months Ended December 31 (unaudited)
	2002	2001

Revenue	68,469	53,423

Cost of sales	13,267	81,547

Gross profit (loss)	55,202	(28,124)

Expenses
General and administration	$328,555	$908,968
Sales and Marketing	108,743	73,900
Research and Development	150,860	164,426
Amortization	211,115	112,981
Net loss from operations	744,071	1,288,399

Expense Recovery		2,746,944

Net (loss) gain for the period	(861,694)	1,278,294

(Loss) gain per share	$(0.01)	$0.03

Weighted average number of shares outstanding	84,775,885	41,776,587

- Page 3 -

Consolidated Balance Sheets

Assets Liabilities Shareholder's Deficiency	December 31, 2002 (Unaudited) $ 625,629 $ 2,692,449 $ (2,066,820)	September 30, 2002 (Audited) $ 709,237 $ 2, 855,073 $ (2,145,836)

The Company recorded a three-month net loss of $861,694 or $0.01 per share compared to a gain of $1,278,294 or $0.03 per share in the same period last year. The gain at December 31, 2001 was the result of the expense recovery of $2,746,944, associated with the filing by the Company's US Subsidiary, PhotoChannel, Inc under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. Excluding this one time expense recovery in 2001, the Company's net loss from operations for the three months ended December 31, 2002 was $744,071, as compared to $1,288,399 during the comparable period in 2001. This 42% reduction was due to a significant reduction in expenses related to accounting and legal, office, salary and consulting expenses and general corporate administration.

On October 29, 2002, the Company announced that it plans to offer up to an additional 750 units in the PhotoChannel Networks Limited Partnership. The Company issued 115 units for consideration of $115,000, prior to December 31, 2002, in connection with this offering. On November 14, 2002, the Company announced that it had engaged Yorkton Securities (now First Associates) to complete a financing of up to $2,000,000.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

PhotoChannel Networks Inc.

Per: /s/Peter Scarth
Peter Scarth

Chairman & CEO

Investor Information: 1-800-261-6796

lOBLAWS deploys PhotoChannel Network sOLUTION

Vancouver, BC (February 28, 2003) - Photochannel Networks Inc. ("PhotoChannel") is pleased to announce that PhotoChannel Networks Limited Partnership has reached an agreement with Loblaws Inc. ("Loblaws") of Toronto, ON. Loblaws is Canada's largest grocery chain and largest photofinisher.

Under the terms of the agreement, Loblaws has deployed the PhotoChannel Network solution and supporting network infrastructure to offer online digital image printing services to their customers via their website located at www.photolab.ca. The service is operational today.

About PhotoChannel Networks Inc.

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 1000 retail locations accepting print orders from the PhotoChannel system.

For more information visit www.photochannel.com.

PhotoChannel Networks Inc.

Per: /s/ Peter Scarth

Peter Scarth
Chairman

Investor Information: 1-800-261-6796

The TSX Venture Exchange has neither approved nor disapproved of the information contained in this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
PhotoChannel Networks Inc.	December 31, 2002	2003 02 24
ISSUER ADDRESS 506 - 425 Carrall Street
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	B.C.	V6B 6E3	604-893-8966	604-893-8955
CONTACT NAME Robert Chisholm	CONTACT POSITION C.F.O.	CONTACT TELEPHONE NO. 604-893-8955 ext. 224
CONTACT EMAIL ADDRESS rchisholm@photochannel.com	WEBSITE www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
/s/"Peter Scarth" Director's Signature	Peter Scarth Print Full Name	Y M D 2003 02 24 Date Signed
/s/"Cory Kent" Director's Signature	Cory Kent Print Full Name	Y M D 2003 02 24 Date Signed

PhotoChannel Networks Inc.
Consolidated Balance Sheet
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	December 31, 2002	September 30, 2002

Assets

Current assets
Cash and cash equivalents	$223,978	$85,586
Short-term deposits	15,000	15,000
Accounts receivable	132,889	117,685
Prepaid expenses	30,235	34,967

	402,102	253,238

Capital assets	223,527	455,999

	$625,629	$709,237

Liabilities

Current liabilities
Accounts payable	$2,036,585	$2,324,905
Accrued liabilities	257,283	256,556
Due to related parties	74,341	273,612
Demand loan	324,240	-

	$2,692,449	$2,855,073

Shareholders' Deficiency

Capital stock	$27,216,559	$26,390,849
Contributed surplus	6,189,605	6,189,605
Loans receivable	(227,470)	(227,470)
Warrants	3,214,845	3,214,845
Limited partnership equity	1,365,000	1,250,000
Deficit	(39,825,359)	(38,963,665)

	(2,066,820)	(2,145,836)

	$625,629	$709,237

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Income (Loss) and Deficit

Unaudited - Prepared by Management
(expressed in Canadian dollars)
	Three Months Ended
	December 31, 2002	December 31, 2001

Revenue	$68,469	$53,423

Cost of sales	13,267	81,547

Gross profit (loss)	55,202	(28,124)
Expenses
General and administration	328,555	908,968
Sales and marketing	108,743	73,900
Research and development	150,860	164,426
Amortization	211,115	112,981

	799,273	1,260,275

Net loss from operations	744,071	1,288,399

Other Income (loss)
Expense recovery	-	2,746,944
Loss on disposal of property, plant and equipment	(117,417)
Translation loss	(421)	(180,744)
Interest and miscellaneous income	215	493
	(117,623)	2,566,693

Net (loss) gain for the period	(861,694)	1,278,294

Deficit - beginning of period	(38,963,665)	(37,112,004)

Deficit - end of period	$(39,825,359)	$(35,833,710)

(Loss) Gain per share attributable to common shareholders	$(0.01)	$0.03
Weighted average number of common shares outstanding	84,775,885	41,776,587
The accompanying notes are an integral part of these financial statements

Page3

PhotoChannel Networks Inc.
Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2002	December 31, 2001

Cash flows from operating activities
Net (loss) gain for the period	$(861,694)	$1,278,294
Items not affecting cash
Amortization	211,115	112,981
Loss on sale of property, plant and equipment	117,417	-

	(533,162)	1,391,275
Net change in non-cash working capital items	(497,336)	(3,612,059)

	(1,030,498)	(2,220,784)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(196,060)	28,678
Proceeds from sale of property, plant and equipment	100,000	-

	(96,060)	28,678

Cash flows from financing activities
Cash in trust	-	(2,307)
Demand loan	324,240	(467,986)
Issuance of common shares and exercise of warrant - net of financing costs	825,710	-
Issuance of special warrants	-	2,657,638
Issuance of limited partnership units	115,000	-

	1,264,950	2,187,345

Increase (decrease) in cash and cash equivalents	138,392	(4,760)

Cash and cash equivalents - beginning of period	85,586	5,791

Cash and cash equivalents - end of period	$223,978	$1,031

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
December 31, 2002
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Note 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2002 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2002 annual financial statements.

Note 2:

Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

SCHEDULE "B"

PhotoChannel Networks Inc.
Year-To-Date Ended December 31, 2002

1. Analysis of expenses and deferred costs
December 31, 2002
General and administration
Accounting and legal	7,837
Investor relations	15,000
Office and miscellaneous	30,573
Public company fees	6,902
Salaries and consulting	237,991
Rent	30,252
328,555

Sales and marketing
Miscellaneous	11,627
Salaries and consulting	97,116
108,743

Research and development
Salaries and consulting	147,145
Miscellaneous	3,715
150,860

2. Related Party Transactions

As at December 31, 2002, the Company had accrued fees of approximately $67,817 to a company owned by a current director and officer, and $6,524 to an officer.

3. Summary of securities issued and options granted during the period.

  Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Type of Commission Paid
October 2002	Common Shares	Exercise of Warrants	8,257,100	$0.10	825,710	Cash	Nil

  Summary of options granted during the period.

Date	Number	Name of Insider Optionee	Description of other optionee	Exercise Price	Expiry Date
NIL

4. Summary of Securities as at the end of the reporting period

  Authorized Share Capital as at December 31, 2002

Class	Authorized
Common Shares	500,000,000
Preferred Shares	10,000,000

  Number and Value of Shares Issued and Outstanding as at December 31, 2002

Class	Issued	Value
Common Shares	86,152,068	$7,753,686

  Options, Warrants and Convertible Securities Outstanding as at December 31, 2002

Security	Number	Exercise Price	Value	Expiry Date
Common Share Purchase Warrants	1,000,000	$1.75 US	$1,750,000	May 11, 2005
Common Share Purchase Warrants	4,325,000	$0.10	$ 108,125	July 26, 2004
Common Share Purchase Warrants	700,000	$0.10	$ 17,500	July 26, 2004
Stock Options	175,000	$0.15	Nil	Feb 19, 2003
Stock Options	87,000	$0.15	Nil	Oct 8, 2003
Stock Options	8,333	$0.15	Nil	Feb 3, 2004
Stock Options	125,000	$0.15	Nil	Apr 20, 2004
Stock Options	425,000	$0.15	Nil	Mar 16, 2005
Stock Options	100,000	$0.15	Nil	May 31, 2005
Stock Options	355,736	$1.05	Nil	June 28, 2005
Stock Options	50,000	$0.15	Nil	June 29, 2005
Stock Options	200,000	$1.00US	Nil	July 25. 2005
Stock Options	99,320	$0.15	Nil	July 25. 2005
Stock Options	199,320	$0.15	Nil	Aug 10, 2005
Stock Options	100,000	$0.15	Nil	Oct 2, 2005
Stock Options	100,000	$0.15	Nil	Oct 27, 2005
Stock Options	65,000	$0.15	Nil	Nov 17, 2005
Stock Options	4,950,000	$0.15	Nil	July 26, 2006
Stock Options	6,049,611	$0.15	Nil	May, 27, 2007
Stock Options	250,000	$0.15	Nil	July 18, 2007

  Shares in Escrow as at December 31, 2002

NIL

5. List of directors and officers as at December 31, 2002

Directors

Peter Scarth
Peter Fitzgerald
Cory Kent
Harold ("Pete") Wills

Officers

Peter Scarth, President and Chief Executive Officer
Kyle Hall, EVP Business Development
Timothy J Kerbs, EVP Operations
Robert Chisholm, Chief Financial Officer

Mo Asgari, V.P. Technology
Cory Kent, Corporate Secretary

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

PhotoChannel Networks Inc. ("PhotoChannel" or the "Company") is an e-commerce and Internet Infrastructure company providing the Photofinishing retailer with an electronic "turnkey" networked solution enabling its Photofinishing retailers with the ability of providing film processing, scanning, storage and printing of traditional and digital images over to the Network. The functionality of the Company's Network technology also allows customers of the Photofinishing retailer to print their images to any networked location within a Photofinishing retailer or within the Network as a whole, or to even have their product mailed to any location their customer desires.

PhotoChannel's Network electronically connects the Photofinishing retailer and its customers through the Internet and additionally provides hosting and storage and backend reporting. This turnkey network solution enables the Photofinishing retailer to meet the needs of its customers for both film and digital photography.

The Company has focused its operational efforts on deploying the PhotoChannel Network within Photofinishing retail partner locations.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the Toronto Venture Exchange ("TSX") in Canada (symbol - PNI). The accompanying financial statements are for its first quarter ended December 31, 2002 and are expressed in Canadian dollars.

Operations and Financial Condition

Revenue for the three months ended December 31, 2002 was $68,469 versus $53,423 the same period last year. During the period ended December 31, 2002, 100% of the Company's revenue was derived from the PhotoChannel Network. Revenue for the comparable period of 2001 consisted from revenue generated from the PhotoChannel Network, installing its Network and the online photo print service, the latter of which is no longer the Company's direction. Revenue increased 28% for the period ended December 31, 2002.

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: Photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating Photofinishing retailer. The Company charges its Photofinishing retailers an installation fee, a monthly fee for their connection to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the Photofinishing retailers a storage fee, if selected, for hosting of their digital images.

The Company reported a gross profit for the period of $55,202 versus a gross loss of $28,124 for the comparable period of 2001. The large change was attributable to streamlining costs of connecting new customers through third party arrangements.

The Company's costs of operations for the period were $799,273, as compared to $1,260,275 during the same period last year. This reduction of 36.5% was the result of further cost cutting measures, specifically related to general and administration, below.

General and administration expenses for the three months ended December 31, 2002 decreased $580,413 to $328,555 or 63.9% over the comparable period in 2001. This was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration. During this quarter the Company expended $15,000 on investor relations.

Sales and marketing expenses for the three months ended December 31, 2002 increased $34,843 to $108,743, an increase of 47% from the comparable quarter of 2001. This increase was mainly due to additional sales staff and consultants, as the Company begins to emphasize sales and marketing.

During the period ended December 31, 2002, the Company expensed $150,860 on research and development costs, as compared to $164,426 during the same period last year. The decrease of 8% is the result of a reduction in staffing.

Amortization increased to $211,115, as compared to $112,981 for the comparable period of 2001.

The Company recorded a three month net loss of $861,694 or $0.01 per share compared to a gain of $1,278,294 or $0.03 per share in the same period last year. The gain at December 31, 2001 was the result of the expense recovery of $2,746,944, associated with the filing by the Company's US Subsidiary, PhotoChannel, Inc under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001.

Excluding this one time expense recovery in 2001, the Company's net loss from operations for the three month ended December 31, 2002 was $744,071, as compared to $1,288,399 during the comparable period in 2001. This 42% reduction was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration.

Financings

On October 29, 2002, the Company announced that it plans to offer up to an additional 750 units in the PhotoChannel Networks Limited Partnership. The Company issued 115 units for consideration of $115,000, prior to December 31, 2002, in connection with this offering.

On November 14, 2002, the Company announced that it had engaged Yorkton Securities to complete a financing of up to $2,000,000.

Legal Proceedings

Other than as set out below, as of February 24, 2003 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the Company, commenced proceedings against the Company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the Company filed its statement of defence.

2. On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for (US)$317,000. He claimed that he was owed severance under an employment contract dated July 26, 2000. Mr. Tesser's employment with PhotoChannel, Inc. was terminated in November 2000. Mr. Tesser is also seeking payment from the Company for an alleged guarantee of the terms of the employment contract by the Company.

The Company, PhotoChannel Inc. and Mr. Tesser negotiated the proposed terms of a settlement of this dispute, but negotiations broke down. On August 2, 2002, the Company received notice from the American Arbitration Association that the arbitrator had ruled on the claim, in favour of the Claimant in the amount of US$106,000.

Subsequent to the Arbitrator's Award on August 2, 2002 Arthur Tesser made petition to the Supreme Court of the State of New York - New York County seeking confirmation of the Arbitrator's Award. On October 25, 2002 the Company received notice from the Supreme Court of the State of New York - New York County confirming the Award of the Arbitrator, which was granted on default. Management is of the view that the maximum exposure to the Company is (US)$106,000. The Company intends to defend itself against the enforcement of this Award.

3. On March 3, 1999, the Company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the Company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The Company intends to defend itself against the enforcement of this judgment.

4. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The Company is disputing the claim.

Subsequent Events

On January 29, 2003, the Company announced that it had received subscriptions and funds for a non-brokered private placement in the amount of $566,947. These financings are subject to the approval of the TSX Venture Exchange.

Liquidity and Solvency

As at December 31, 2002, the Company had a working capital deficiency of $2,290,347 compared to a working capital deficiency of $2,601,835 at September 30, 2002. The cash and cash equivalents on hand at December 31, 2002 were $223,978. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position.

/s/ Peter Scarth	/s/ Cory Kent
Peter Scarth Chairman & CEO	Cory Kent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 10, 2003

/s/ Peter Scarth
_____________________________
Peter Scarth, Chairman & CEO